

# C. P. POKPHAND CO. LTD.

## 卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)



09046600

Ref : BC/GH/CPP/09/044

<u>BY AIRMAIL</u>

3rd July, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

**SUPPL**

<u>Attn : International Corporate Finance</u>

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
   EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

......................./2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.


Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl


c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
    Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
      (w/o encl) (via fax no. 2877 0863)

Annex A to Letter to the
SEC
dated 3rd July, 2009 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document :       Monthly Return of Equity Issuer on Movements in Securities for
                 the month ended 30th June, 2009
Date :  ____3rd July, 2009
Source of requirement :      The Listing Rules Governing the Listing of Securities on
                             The Stock Exchange of Hong Kong Limited

 香 港 交 易 所

**Monthly Return of Equity Issuer on Movements in Securities**

**For the month ended (dd/mm/yyyy) :**     <u>30/06/2009</u>

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer                     <u>C.P. Pokphand Co. Ltd.</u>

Date Submitted                     <u>03/07/2009</u>

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :   <u>00043</u>        Description :    <u>Ordinary Shares</u>

|  | No. of ordinary shares | Par value (US$) | Authorised share capital (US$) |
|---|---|---|---|
| Balance at close of preceding month | 15,000,000,000 | 0.01 | 150,000,000 |
| Increase/(decrease) | NIL |  | NIL |
| Balance at close of the month | 15,000,000,000 | 0.01 | 150,000,000 |

(2) Stock code :   <u>N/A</u>        Description :

|  | No. of ordinary shares | Par value (State currency) | Authorised share capital (State currency) |
|---|---|---|---|
| Balance at close of preceding month |  |  |  |
| Increase/(decrease) |  |  |  |
| Balance at close of the month |  |  |  |

## 2. Preference Shares

Stock code : __N/A__ Description : _____

|  | No. of preference shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(decrease) | _____ |  | _____ |
| Balance at close of the month | _____ | _____ | _____ |

## 3. Other Classes of Shares

Stock code : __N/A__ Description : _____

|  | No. of other classes of shares | Par value *(State currency)* | Authorised share capital *(State currency)* |
|---|---|---|---|
| Balance at close of preceding month | _____ | _____ | _____ |
| Increase/(decrease) | _____ |  | _____ |
| Balance at close of the month | _____ | _____ | _____ |

Total authorised share capital at the end of the month *(US$)* :     __150,000,000__

## II. Movements in Issued Share Capital

|  | No. of ordinary shares (1) | (2) | No of preference shares | No. of other classes of shares |
|---|---|---|---|---|
| Balance at close of preceding month | 2,889,730,786 | N/A | N/A | N/A |
| Increase/ (decrease) during the month | NIL | N/A | N/A | N/A |
| Balance at close of the month | 2,889,730,786 | N/A | N/A | N/A |

## III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

| Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable | Movement during the month | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| | Granted | Exercised | Cancelled | Lapsed | | |
| 1. Share Option Scheme (26/11/2002) Ordinary shares (Note 1) | NIL | NIL | NIL | NIL | NIL | 647,544,234 |
| 2. N/A ( / / ) shares (Note 1) | | | | | | |
| 3. N/A ( / / ) shares (Note 1) | | | | | | |

Total A. (Ordinary shares)    NIL
(Preference shares)    N/A
(Other class)    N/A

Total funds raised during the month from exercise of options (State currency)    NIL

Warrants to Issue Shares of the Issuer which are to be Listed

| Description of warrants (Date of expiry – dd/mm/yyyy) | Currency of nominal value | Nominal value at close of preceding month | Exercised during the month | Nominal value at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1.   N/A | | | | | | |
| ( / / )<br>Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 2.   N/A | | | | | | |
| ( / / )<br>Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 3.   N/A | | | | | | |
| ( / / )<br>Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |
| 4.   N/A | | | | | | |
| ( / / )<br>Stock code (if listed)<br>Class of shares issuable *(Note 1)*<br>Subscription price<br>EGM approval date (if applicable) (dd/mm/yyyy) ( / / ) | | | | | | |

Total B.    (Ordinary shares)    N/A
(Preference shares)    N/A
(Other class)    N/A

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

| Class and description | Currency of amount outstanding | Amount at close of preceding month | Converted during the month | Amount at close of the month | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|---|
| 1. N/A | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable (Note 1) | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy)) | ( / / ) | | | | | |
| 2. N/A | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable (Note 1) | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 3. N/A | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable (Note 1) | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |
| 4. N/A | | | | | | |
| Stock code (if listed) | | | | | | |
| Class of shares issuable (Note 1) | | | | | | |
| Subscription price | | | | | | |
| EGM approval date (if applicable) (dd/mm/yyyy) | ( / / ) | | | | | |

Total C.  (Ordinary shares)    N/A

(Preference shares)    N/A

(Other class)    N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

| Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable: | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|
| 1.    N/A<br><br><br>(   /   /   )<br>shares *(Note 1)* | | |
| 2.    N/A<br><br><br>(   /   /   )<br>shares *(Note 1)* | | |
| 3.    N/A<br><br><br>(   /   /   )<br>shares *(Note 1)* | | |
| Total D.    (Ordinary shares) | N/A | |
| (Preference shares) | N/A | |
| (Other class) | N/A | |

Other Movements in Issued Share Capital

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 1. Rights issue | At price : | State currency ——— | Class of shares issuable *(Note 1)* <u>N/A</u><br><br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | —— —— |
| 2. Open offer | At price : | State currency ——— | Class of shares issuable *(Note 1)* <u>N/A</u><br><br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | —— —— |
| 3. Placing | At price : | State currency ——— | Class of shares issuable *(Note 1)* <u>N/A</u><br><br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | —— —— |
| 4. Bonus issue | | | Class of shares issuable *(Note 1)* <u>N/A</u><br><br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | —— —— |

| Type of Issue | | | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|---|---|
| 5. Scrip dividend | At price : | State currency ——— | Class of shares issuable *(Note 1)* ___N/A___<br><br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 6. Repurchase of shares | | | Class of shares repurchased *(Note 1)* ___N/A___<br><br>Cancellation date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 7. Redemption of shares | | | Class of shares redeemed *(Note 1)* ___N/A___<br><br>Redemption date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |
| 8. Consideration issue | At price : | State currency ——— | Class of shares issuable *(Note 1)* ___N/A___<br><br>Issue and allotment date : (dd/mm/yyyy) ( / / )<br><br>EGM approval date: (dd/mm/yyyy) ( / / ) | | |

| Type of Issue | | No. of new shares of issuer issued during the month pursuant thereto | No. of new shares of issuer which may be issued pursuant thereto as at close of the month |
|---|---|---|---|
| 9. Capital reorganisation | Class of shares issuable *(Note 1)*<br><br>Issue and allotment date : (dd/mm/yyyy)<br><br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br><br>( / / )<br><br>——— | ——— |
| 10. Other (Please specify)  At price : State currency ——— | Class of shares issuable *(Note 1)*<br><br>Issue and allotment date : (dd/mm/yyyy)<br><br>EGM approval date: (dd/mm/yyyy) | N/A<br>( / / )<br><br>( / / )<br><br>——— | ——— |
| | Total E. (Ordinary shares)<br>(Preference shares)<br>(Other class) | N/A<br>N/A<br>N/A | |

| | | |
|---|---|---|
| Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E): | (1) | NIL |
| | (2) | N/A |
| Total increase / (decrease) in preference shares during the month (i.e. Total of A to E): | | N/A |
| Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E): | | N/A |
| *(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)* | | |

Remarks (if any):

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Submitted by:   Chan Pui Shan, Bessie

Title:   Company Secretary
         (Director, Secretary or other duly authorised officer)

_____

*Notes :*

1.   *State the class of shares (e.g. ordinary, preference or other).*

2.   *If there is insufficient space, please append the prescribed continuation sheet.*